

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

<u>Via E-mail</u>
Chen Lee
Chief Executive Officer
A10 Networks, Inc.
3 West Plumeria Drive
San Jose, CA 95134

> **Re: A10 Networks, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted January 9, 2014**
> **CIK No. 0001580808**

Dear Mr. Lee:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our comment letter dated December 23, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please clarify if there are any restrictions as to the amount of offering proceeds that may be used pay down your credit facility with Royal Bank of Canada, JPMorgan Chase, and Bank of America as lenders. We note that affiliates of these lenders are also underwriters for your offering, so it is unclear whether the restrictions of FINRA Rule 5121 apply or whether you will appoint a qualified independent underwriter. Please advise.

Prospectus Summary, page 1

2.   We note your response to prior comment 6 regarding your determination that you are a leading provider of advanced application networking technologies. Please revise to identify the parameters you evaluated in determining that you are a leading provider and concisely disclose the bases of your conclusion in that regard.   Consider whether this claim should be accompanied by any disclosure of substantial disadvantages or challenges confronted by your or your products in the marketplace.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 54

3.   We note your response to prior comment 15 regarding the period-to-period changes in your product and service revenue streams, the large orders by some customers that may not be repeated, and the decrease in revenue from Japan due to large orders in 2012. Please revise to provide quantitative disclosure to clarify the financial impact of these factors. For example, please consider quantifying the percentage of your revenue growth that resulted from the few large orders in 2013 and the percentage of services revenue growth attributable to renewals versus new products sold in the current period.

Liquidity and Capital Resources, page 65

4.   Your response to prior comment 16 indicates that you do not need to use offering proceeds to fund your growth strategies for the next 12 months, yet "[o]ne of the principal purposes of this offering is to obtain additional capital to fund the growth of [y]our business." Please revise to provide more details of the level of implementation of your growth strategies that are achievable without using offering proceeds. Otherwise, please estimate the level of offering proceeds you require to fully implement your growth strategies described on pages 85 through 86.

Business

Backlog, page 92

5.   To the extent that backlog amounts are material, provide the disclosure responsive to Item 101(c)(1)(viii) of Regulation S-K, irrespective of your belief of the reliability of such amounts as indicators of realization of future revenues. You may provide contextual disclosure to provide information you believe investors should consider in assessing such information. If you believe that backlog is not material, provide a detailed explanation of the basis of that conclusion that assesses materiality in both qualitative and quantitative terms. Your analysis should not be limited to the usefulness of backlog as an indicator of

future revenue levels. Backlog disclosure and fluctuations in those amounts may inform investors of trends in production, supply chain and distribution conditions, for example.

Competition, page 94

6.   We note your response to prior comment 29 regarding your competitive position in the ADC, CGN, and DDoS markets.   Please expand the discussion of your market position in each of these markets.

Intellectual Property, page 95

7.   We note your response to prior comment 30 regarding the materiality of the Brocade settlement agreement. Please provide us a more detailed discussion of why you believe the settlement terms are not material beyond the cash payment. In your response, please summarize the significant rights and obligations imposed upon the parties by the settlement agreement, and explain to us the business and technical consequences of these provisions.

8.   Similarly, for prior comment 31, you responded that specified versions of your pre-2013 code are not allowed to be offered for sale due to the Brocade settlement agreement. Please revise to clarify the differences between your pre-2013 code in dispute and your current software and explain why this restriction is not material to your business. For example, please address whether Brocade's patents are used in competing products.

Compensation Committee Interlocks and Insider Participation, page 102

9.   On page 114, you disclose two related party transactions involving Summit Partners, L.P., an affiliate of your compensation committee member Peter Y. Chung. Please revise page 102 to either disclose requisite related party transactions under the Interlocks heading, as required by Item 407(e)(4)(i)(C) of Regulation S-K.

Executive Compensation, page 103

10.   We note your response to prior comment 33, but you do not address whether you intend to renegotiate or enter into new employment agreements with your named executive officers after your IPO. Please advise or revise as applicable.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.